UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-26494 CUSIP NUMBER [_36227K 106_]

[ ]  Form 10-K and Form 10-KSB   [  ]  Form 20-F   [  ]  Form 11-K   [ X ]  Form 10-Q and Form 10-QSB   [  ]  Form N-SAR

For Period Ended: March 31, 2005

[   ]               Transition Report on Form 10-K
[   ]               Transition Report on Form 20-F
[   ]               Transition Report on Form 11-K
[   ]               Transition Report on Form 10-Q
[   ]               Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Full Name of Registrant: GSE Systems, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 7133 Rutherford Road, Suite 200, Baltimore, MD 21244

PART II — RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ]               (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion36227K thereof will be filed on or before the fifth calendar day following the prescribed due date;

[   ]               (c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant's quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date. The Form 10-Q could not be filed within the prescribed time period because the independent valuation of the Company’s Series A Cumulative Convertible Preferred Stock issued in the first quarter 2006 is still under review by management and the Company’s independent registered public accounting firm.

PART IV — OTHER INFORMATION

     (1)      Name and telephone number of person to contact in regard to this notification:

Jeffery G. Hough (410) 277-3740 ___________________________________________________________________________________________ (Name) (Area Code) (Telephone Number)

     (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]   Yes     [  ]  No

     (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]   Yes     [X]  No

______________________________________________________________________________________

     GSE Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  May 15, 2006

GSE SYSTEMS, INC. By: /s/ Jeffery G. Hough Jeffery G. Hough